Filed by: Business First Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Oakwood Bancshares, Inc.

May 1, 2024

Dear Shareholders:

I am very pleased to announce that on Thursday, April 25, 2024, Oakwood Bancshares, Inc. entered into a definitive agreement with Business First Bancshares, Inc. (NASDAQ: BFST) (“Business First”), the holding company for b1BANK, pursuant to which Oakwood Bancshares will merge with Business First. This transaction will include the acquisition of Oakwood Bancshares’ wholly-owned bank subsidiary, Oakwood Bank (together, “Oakwood”). The merger contemplates an all-stock transaction for total consideration value of approximately $85.7 million based on Business First’s closing price of $21.57 per share on April 22, 2024.

We are excited about the opportunity to bring Business First and Oakwood together. The transaction will accelerate our ability to grow within the Dallas market and we believe creates an exciting opportunity for our shareholders and employees. The Oakwood board of directors believes Business First is well positioned and has significant upside opportunity through stock price appreciation. The Business First platform will allow Oakwood to better serve our existing customers and communities, as well as expand into other product offerings. We admire the historical success of the b1BANK team and look forward to working together.

In its press release on Thursday, April 25, 2024, Jude Melville, acting chairman, president, and chief executive officer of Business First stated, “Expansion in the Dallas market has been a successful focus of b1BANK for a number of years. We believe the proposed transaction with Oakwood is an effective and efficient way to deepen our customer, employee, and shareholder bases in what is arguably one of America’s strongest markets. Oakwood and B1 share similar community-oriented cultures and values and we look forward to the combination of our respective franchises strengthening our North Texas platform.”

The boards of directors of Business First and Oakwood have each unanimously approved the proposed transaction. Following the completion of the proposed transaction, former Oakwood shareholders will own approximately 13.5% of the combined company, and I will continue to be involved with the combined company, serving as regional chairman, Dallas of b1BANK. In addition, Bill Hall, our current chairman of Oakwood Bancshares will be appointed to the boards of directors of Business First and b1BANK. Based on our current expectations, the merger is expected to close in the 4th quarter of 2024.

As you probably know, the proposed transaction is subject to regulatory approval as well as the approval of Oakwood’s shareholders. With that in mind, over the coming weeks, you will receive additional communication from us on the proposed transaction, including a proxy statement/prospectus that will describe all of the material terms of the proposed transaction and information about our shareholder meeting to approve the merger. The only thing you need to do right now is to make sure that you know where your Oakwood stock certificates are located. Please let us know if you need any assistance in that regard. I am confident that this transaction will enhance our shareholders’ upside opportunity for stock price appreciation, and we are truly excited about joining forces with Business First. If you have any questions, please contact me at (469) 687-2201, rsalley@oakwoodbank.com.

Sincerely,

Roy J. Salley
Chief Executive Officer and President

469.687.2200 | 8411 Preston Road, Suite 600, LB 35 | Dallas, TX 75225 | oakwoodbank.com

Additional Information about the merger and Where to Find It

This communication is being made with respect to the proposed transaction involving Business First Bancshares, Inc. (“Business First”) and Oakwood Bancshares, Inc. (“Oakwood”). This material is not a solicitation of any vote or approval of the Oakwood shareholders and is not a substitute for the proxy statement/prospectus or any other documents that Business First and Oakwood may send to their respective shareholders in connection with the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed transaction, Business First will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of Oakwood and a prospectus of Business First, as well as other relevant documents concerning the proposed transaction. Before making any voting or investment decisions, investors and shareholders are urged to read carefully the Registration Statement and the proxy statement/prospectus regarding the proposed transaction, as well as any other relevant documents filed with the SEC and any amendments or supplements to those documents, because they will contain important information. Oakwood will mail the proxy statement/prospectus to its shareholders. Shareholders are also urged to carefully review and consider Business First’s public filings with the SEC, including, but not limited to, its proxy statements, its Annual Reports on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. Copies of the Registration Statement and proxy statement/prospectus and other filings incorporated by reference therein, as well as other filings containing information about Business First, may be obtained, free of charge, as they become available at the SEC’s website at www.sec.gov. You will also be able to obtain these documents, when they are filed, free of charge, from Business First at www.b1BANK.com. Copies of the proxy statement/prospectus can also be obtained, when they become available, free of charge, by directing a request to Business First Bancshares, Inc., 500 Laurel Street, Suite 101, Baton Rouge, LA 70801, Attention: Corporate Secretary, Telephone: 225-248-7600.

Participants in the Solicitation

Business First, Oakwood and certain of their respective directors, executive officers and employees may, under the SEC’s rules, be deemed to be participants in the solicitation of proxies of Oakwood’s shareholders in connection with the proposed transaction. Information about Business First’s directors and executive officers is available in its definitive proxy statement relating to its 2024 annual meeting of shareholders, which was filed with the SEC on April 10, 2024, and other documents filed by Business First with the SEC. Other information regarding the persons who may, under the SEC’s rules, be deemed to be participants in the solicitation of proxies of Oakwood’s shareholders in connection with the proposed transaction, and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

No Offer or Solicitation

This communication does not constitute an offer to sell, a solicitation of an offer to sell, or a solicitation or an offer to buy any securities. There will be no sale of securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is also not a solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise. No offer of securities or solicitation shall be made except by means of a prospectus meeting the requirement of Section 10 of the Securities Act of 1933, as amended.